Exhibit (n)

ALLIANZ FUNDS

FORM OF SIXTEENTH AMENDED AND RESTATED MULTI-CLASS PLAN

Pursuant to Rule 18f-3 under the Investment Company Act of 1940

Effective Date March 5, 1998

as amended and restated

September 19, 2001,

December 5, 2002,

October 7, 2003,

September 8, 2004,

December 3, 2007,

March 6, 2008,

June 10, 2008,

December 4, 2008,

March 4, 2010

June 3, 2010,

April 11, 2011,

September 27, 2011,

March 7, 2012,

October 10, 2013,

September 28, 2015 and

            , 2015

WHEREAS, the Board of Trustees of Allianz Funds (the “Trust”) has adopted the Multi-Class Plan of the Trust and subsequent amendments thereto and restatements thereof (as amended and restated to the date hereof, the “Plan”) under which the Trust may offer multiple classes of shares of its now existing and hereafter created series pursuant to Rule 18f-3 under the Investment Company Act of 1940, as amended (the “1940 Act”);

WHEREAS, the Board of Trustees of the Trust desires to further amend and restate the Plan as set forth herein; and

WHEREAS, a majority of the Trustees of the Trust and a majority of the Trustees who are not interested persons of the Trust (“Independent Trustees”) have found the Plan, as proposed, including the allocation of expenses described therein, to be in the best interests of each class of shares of the Trust individually and the Trust as a whole;

NOW, THEREFORE, the Trust hereby approves and adopts the following Sixteenth Amended and Restated Multi-Class Plan pursuant to Rule 18f-3 under the 1940 Act.

1.	FEATURES OF THE CLASSES

Each now existing and hereafter created series (each a “Fund”) of the Trust is authorized to issue from time to time its shares of beneficial interest in ten classes: Class A shares, Class B shares, Class C shares, Class D shares, Class R shares, Class P shares, Class R6 shares, Institutional Class shares, Institutional II Class and Administrative Class shares. Each class is subject to such investment minimums and other conditions of eligibility as are set forth in the Trust’s prospectus(es) as from time to time in effect (together with the Trust’s statement(s) of additional information as from time to time in effect, the “Prospectus”). Each Fund may offer such classes of shares to such classes of persons as are set forth in the Prospectus.

Shares of each class of a Fund shall represent an equal pro rata interest in such Fund and, generally, shall have identical voting, dividend, liquidation, and other rights, preferences, powers, restrictions, limitations, qualifications and terms and conditions, except that: (a) each class shall have a different designation; (b) each class shall bear any Class Expenses, as defined in Section 4 below; and (c) each class shall have separate voting rights on any matter submitted to shareholders in which the interests of one class differ from the interests of any other class, and shall have exclusive voting rights on any matter submitted to shareholders that relates solely to that class.

In addition, Class A, Class B, Class C, Class D, Class R, Class P, Class R6, Institutional Class, Institutional II Class and Administrative Class shares shall have the features described in Sections 2, 3, 4, 5 and 6 below. These features are subject to change, to the extent permitted by law and by the Agreement and Declaration of Trust and the By-laws of the Trust, each as from time to time may be amended and/or restated, by action of the Board of Trustees of the Trust.

2.	SALES CHARGE STRUCTURE

(a) Initial Sales Charge. Class A shares of the Funds are offered at a public offering price that is equal to their net asset value (“NAV”) plus a sales charge of up to 5.50% of the public offering price (which maximum may be less for certain Funds, as described in the Prospectus). The sales charge on Class A shares is subject to reduction or waiver as described in the Prospectus and as permitted by Rule 22d-1 under the 1940 Act. The particular classes of investors or transactions for which sales load reductions or waivers apply, which may be revised from time to time, are set forth in the Prospectus. For example, each Fund may waive the Class A sales charge for certain categories of investors, including current or retired officers, trustees, directors or employees of the Trust, and for current registered representatives and other full-time employees of participating brokers.

Class B, Class C, Class D, Class R, Class P, Class R6, Institutional Class, Institutional II Class and Administrative Class shares of the Funds are offered at their NAV, without an initial sales charge.

(b) Contingent Deferred Sales Charge. A contingent deferred sales charge (a “CDSC”) may be imposed on Class A, Class B or Class C shares under certain circumstances. When shares are redeemed, any shares acquired through the reinvestment of dividends or capital gains distributions will be redeemed first and will not be subject to any CDSC. For the redemption of all other shares, the CDSC will be based on either the shareholder’s original purchase price or the then current net asset value of the shares being sold, whichever is lower. CDSCs will be deducted from the proceeds of the shareholder’s redemption, not from amounts remaining in the shareholder’s account. In determining whether a CDSC is payable, it is assumed that the shareholder will redeem first the lot of shares which will incur the lowest CDSC.

Purchases of Class A shares of each Fund of $1 million or more that are redeemed within eighteen months of their purchase are subject to a CDSC of 1% (which amount may be less for certain Funds, as described in the Prospectus), except that the CDSC on Class A shares does not apply to an investor purchasing $1 million or more of a Fund’s Class A shares if such investor is otherwise eligible (i.e., without regard to the amount of the purchase) to purchase Class A shares of such Fund without any sales charge. The conditions for such eligibility, which may be revised from time to time, are set forth in the Prospectus.

Class B shares that are redeemed within 6 years from purchase are subject to a CDSC of up to 5% of the redemption amount to which the CDSC applies; such percentage declines, eventually to 0%, the longer the shares are held, as described in the Prospectus. Purchases of Class B shares of the Trust are subject to a CDSC according to the following schedule, which is subject to change:

Years Since Purchase Payment was Made	Percentage CDSC
First	5
Second	4
Third	3
Fourth	3
Fifth	2
Sixth	1
Seventh and thereafter	0	*

*	After the seventh year, Class B shares purchased after September 30, 2004 convert into Class A shares as described below.

Notwithstanding the foregoing, Class B shares that are acquired in an exchange from a series of Allianz Funds Multi-Strategy Trust (the “Multi-Strategy Trust”), a registered investment company advised by Allianz Global Investors Fund Management LLC (“AGIFM”), are subject to a CDSC payable at the rates and according to the schedule applicable to the Multi-Strategy Trust shares exchanged, as disclosed in the applicable Multi-Strategy Trust prospectuses and statement(s) of additional information. See Section 5, “Exchange Privileges.”

Class C shares of the Funds redeemed within 1 year or eighteen months (depending on the Fund) after purchase are subject to a CDSC of 1% (which amount may be less for certain Funds, as described in the Prospectus). The applicable CDSC period for Class C shares of a Fund will be set forth in the Prospectus.

As permitted by Rule 6c-10 under the 1940 Act and as described in the Prospectus, the CDSC otherwise applicable to Class A, Class B and Class C shares is subject to reduction or waiver in connection with particular classes of transactions provided the conditions in Rule 22d-1 under the 1940 Act are satisfied. The particular classes of transaction to which CDSC reductions or waivers apply, which may be revised from time to time, are set forth in the Prospectus.

Class D, Class R, Class P, Class R6, Institutional Class, Institutional II Class and Administrative Class shares are not subject to a CDSC.

3.	SERVICE, DISTRIBUTION AND ADMINISTRATIVE FEES

(a) Service and Distribution Fees. Class A, Class B, Class C and Class R shares each pay Allianz Global Investors Distributors LLC (the “Distributor”) fees for services rendered and expenses borne in connection with personal services rendered to shareholders of the particular class and the maintenance of shareholder accounts (“Service Fees”). Class A, Class B, Class C and Class R shares of each Fund pay a Service Fee of up to 0.25% per annum of the average daily net assets of such Fund attributable to such class, as described in the Prospectus. In addition, Class B, Class C and Class R shares pay the Distributor fees in connection with the distribution of shares of that class (“Distribution Fees”). Class B and Class C shares of each Fund pay a Distribution Fee of up to 0.75% per annum of the average daily net assets of such Fund attributable to the particular class, as described in the Prospectus. Class R shares of each Fund pay a Distribution Fee of up to 0.25% per annum of the average daily net assets of such Fund attributable to Class R shares, as described in the Prospectus. Class D shares pay the Distributor fees for services rendered and expenses borne in connection with services rendered to Class D shareholders and/or the maintenance of Class D shareholder accounts, and in respect of activities that may be deemed to be primarily intended to result in the sale of Class D shares (the “Class D Fees”). Class D shares of each Fund pay Class D Fees of up to 0.25% per annum of the average daily net assets of such Fund attributable to such class, as described in the Prospectus. Class A, Class B, Class C and Class R Service Fees, Class B, Class C and Class R Distribution Fees and Class D Fees (“12b-1 Fees”) are paid pursuant to separate plans adopted for each class pursuant to Rule 12b-1 under the 1940 Act.

The Trust has not adopted an administrative services plan or a distribution plan with respect to Class P, Class R6, Institutional Class or Institutional II Class shares of the Funds. However, Class P, Class R6 and Institutional Class shares may each be offered through certain brokers and financial intermediaries (“service agents”) that have established a shareholder servicing relationship with the Trust on behalf of their customers. The Trust pays no compensation to such entities. Service agents may impose additional or different conditions on the purchase or redemption of Class P, Class R6 or Institutional Class shares of the Funds and may charge transaction or account fees. Service agents are responsible for transmitting to their customers a schedule of any such fees and conditions. Institutional II Class shares are available for purchase by other series of the Trust, the Multi-Strategy Trust or by certain other clients of AGIFM as shall be determined by AGIFM from time to time and disclosed in the Prospectus, and therefore not expected to be the subject of such conditions or fees imposed by service agents.

The Trust has adopted an administrative services plan (the “Administrative Services Plan”) and a distribution plan (the “Administrative Distribution Plan”) with respect to the Administrative Class shares of the Funds. Each plan has been adopted in accordance with the requirements of Rule 12b-1 and will be administered accordingly, except that shareholders do not have the voting rights set forth in Rule 12b-1 with respect to the Administrative Services

Plan. Under the terms of each plan, the Trust is permitted to reimburse, out of the Administrative Class assets of each Fund in an amount up to 0.25% on an annual basis of the average daily net assets of that class, financial intermediaries that provide services in connection with the distribution of Administrative Class shares of the Funds (in the case of the Administrative Distribution Plan) or the administration of plans or programs that use Administrative Class shares of the Funds as their funding medium (in the case of the Administrative Services Plan), as described in the Prospectus. The same entity may not receive both distribution and administrative services fees with respect to the same Administrative Class assets but, with respect to separate assets, may receive fees under both the Administrative Services Plan and the Administrative Distribution Plan.

(b) Administrative Fees. Each class of shares of each Fund pays AGIFM, or any replacement or successor administrator (the “Administrator”), fees for administrative services (“Administrative Fees”) pursuant to the Administration Agreement with the Trust. Under the Administration Agreement, the Administrator provides or procures at its own expense such services as custody, transfer agency, sub-transfer agency, accounting, legal and printing services, constituting what is commonly referred to as a “unitary” fee structure. The Administrative Fee rates payable by Class A, Class B, Class C, Class D, Class R, Class P, Class R6, Administrative Class, Institutional Class and Institutional II Class shares are set forth in the Prospectus.

4.	ALLOCATION OF INCOME AND EXPENSES

(a) Class A, Class B, Class C, Class D, Class R, Class P, Class R6, Institutional, Institutional II and Administrative Class shares pay the expenses, if any, associated with their different distribution and shareholder servicing arrangements. Each class of shares of each Fund pays its respective Administrative Fee. Each class of shares may, at the Trustees’ discretion, also pay a different share of other expenses (together with 12b-1 Fees, Administrative Class Fees and Administrative Fees, in each case as applicable, “Class Expenses”), not including advisory fees or other expenses related to the management of the Trust’s assets, if these expenses are actually incurred in a different amount by that class, or if the class receives services of a different kind or to a different degree than other classes.

(b) Except as otherwise set forth herein, the gross income of each Fund generally shall be allocated to each class on the basis of net assets. To the extent practicable, certain expenses (other than Class Expenses as defined above, which shall be allocated more specifically) shall be subtracted from the gross income on the basis of the net assets of each class of each Fund. These expenses include:

(1) Expenses incurred by the Trust (including, but not limited to, fees of Trustees, insurance and legal counsel) not attributable to a particular Fund or to a particular class of shares of a Fund (“Corporate Level Expenses”); and

(2) Expenses incurred by a Fund not attributable to any particular class of the Fund’s shares (for example, advisory fees, custodial fees, or other expenses relating to the management of the Fund’s assets) (“Fund Expenses”).

Expenses of a Fund shall be apportioned to each class of shares depending upon the nature of the expense item. Corporate Level Expenses and Fund Expenses shall be allocated among the classes of shares based on their relative net asset values in relation to the net asset value of the Trust. Approved Class Expenses shall be allocated to the particular class to which they are attributable. In addition, certain expenses may be allocated differently if their method of imposition changes. Thus, if a Class Expense can no longer be attributed to a class, it will be charged to a Fund for allocation among classes, as determined by the Board of Trustees. Any additional Class Expenses not specifically identified above which are subsequently identified and determined to be properly allocated to one class of shares shall not be so allocated until approved by the Board of Trustees of the Trust in light of the requirements of the 1940 Act and the Internal Revenue Code of 1986, as amended (the “Code”).

(c) Notwithstanding the foregoing, with respect to any Fund that qualifies as a “Daily Dividend Fund” within the meaning of Rule 18f-3, such Fund may adopt such other method to allocate income and expenses among the classes as may be permissible to Daily Dividend Funds under Rule 18f-3(c)(1)(i)-(iv). Such alternative method of allocation shall not be reported to the Trustees and shall not take effect until disclosed in the Prospectus.

(d) The Trust reserves the right to utilize any other appropriate method to allocate income and expenses among the classes, provided that a majority of the Trustees and a majority of the Independent Trustees determine that the method is fair to the shareholders of each class and that the annualized rate of return of each class will generally differ from that of the other classes only by the expense differentials among the classes.

5.	EXCHANGE PRIVILEGES

Subject to any limitations or restrictions from time to time set forth in the Prospectus, shareholders may exchange shares of one class of a Fund at net asset value (subject to any applicable redemption fees), without the imposition of any sales charge or CDSC, for shares of the same class offered by another Fund of the Trust, any series of the Multi-Strategy Trust or for shares of the same class or a substantially similar class of any current or future closed-end investment company operated in accordance with Rule 23c-3 under the 1940 Act (an “Interval Fund”) managed by AGIFM or its affiliates and approved by the Board of Trustees of the Trust, provided that the exchange is made in states where the securities being acquired are properly registered. Institutional Class shares of a Fund may be exchanged for Administrative Class shares offered by any other Fund or series of the Multi-Strategy Trust that offers such class of shares, or vice versa, provided that the Institutional Class or Administrative Class shareholder, as the case may be, meets the eligibility requirements of the class into which such shareholder seeks to exchange.

With respect to Class A, Class B and Class C shares subject to a CDSC, if less than all of an investment is exchanged out of a Fund, any portion of the investment exchanged will be from the lot of shares which would incur the lowest CDSC if such shares were being redeemed rather than exchanged.

Except as otherwise disclosed in the relevant Prospectus, subject to Section 2(b) hereof, shares that are received in an exchange will be subject to a CDSC (or any applicable early withdrawal charge in the case of shares received in an exchange for shares of an Interval Fund) to the same extent as the shares exchanged. For example, Class C shares of Fund 1 received in exchange for Class C shares of Fund 2 with a different CDSC period will have the same CDSC period and amount as the exchanged shares of Fund 2.

In addition, shares of one class of a Fund may be exchanged, at the shareholder’s option, for shares of another class of the same Fund (an “intra-Fund exchange”), if and to the extent an applicable intra-Fund exchange privilege is disclosed in the Prospectus and subject to the terms and conditions (including the imposition or waiver of any sales charge or CDSC) set forth in the Prospectus, provided that the shareholder requesting the intra-Fund exchange meets the eligibility requirements of the class into which such shareholder seeks to exchange.

6.	CONVERSION FEATURES

Class B shares of each Fund purchased after September 30, 2004 automatically convert to Class A shares of the same Fund after they have been held for 7 years, and thereafter are subject to the lower fees charged to Class A shares. In this regard, if the Class A shareholders approve any material increase in expenses allocated to that class (including 12b-1 Fees) without the approval of the Class B shareholders, the Trust will establish a new class of shares, into which Class B shares would convert, on the same terms as those that applied to Class A shares before such increase.

Class B shares acquired in an exchange from a series of the Multi-Strategy Trust will convert automatically into Class A shares at the same time as the original Multi-Strategy Trust shares would have converted into Class A shares of the Multi-Strategy Trust series.

Effective as of the close of business on November 13, 2015, (i) all owners of Class D shares will cease to be eligible to participate in Class D shares, (ii) all outstanding Class D shares of each Fund will automatically convert into Class A shares of such Fund and (iii) each Fund will cease to have any Class D shares authorized or outstanding. Such conversion will be effected on the basis of the relative net asset values of the Class D and Class A shares involved in the conversion.

Effective as of the close of business on             , (i) all owners of Class B shares will cease to be eligible to participate in Class B shares, (ii) all outstanding Class B shares of each Fund will automatically convert into Class A shares of such Fund and (iii) each Fund will cease to have any Class B shares authorized or outstanding. Such conversion will be effected on the basis of the relative net asset values of the Class B and Class A shares involved in the conversion.

There are currently no other automatic conversion features among the classes.

7.	DIVIDENDS/DISTRIBUTIONS

Each Fund pays out as dividends substantially all of its net investment income (which comes from dividends and interest it receives from its investments) and net realized short-term capital gains as described in the Prospectus.

All dividends and/or distributions will be paid in the form of additional shares of the class of shares of the Fund to which the dividends and/or distributions relate or, at the election of the shareholder and to the extent permitted by the applicable prospectuses, of another Fund or a series of the Multi-Strategy Trust at net asset value of such Fund or series, unless the shareholder elects to receive cash. Dividends paid by each Fund are calculated in the same manner and at the same time with respect to each class.

8.	WAIVER OR REIMBURSEMENT OF EXPENSES

Expenses may be waived or reimbursed by any adviser, sub-adviser, principal underwriter, or other provider of services to the Trust without the prior approval of the Trust’s Trustees.

9.	REDEMPTION FEES

Each Fund may impose a redemption fee (“Redemption Fee”) on redemptions and/or exchanges of the Fund’s shares. The Redemption Fee may be charged in an amount of up to 2% of the net asset value of the shares redeemed or exchanged, or such greater amount as may be permitted by applicable law. The Redemption Fee may be imposed on only certain types of redemptions and exchanges, such as redemptions and exchanges occurring within a certain time period of the acquisition of the relevant shares, and may be waived or reduced in certain circumstances. The Trustees are not required to impose the Redemption Fee on all Funds, nor must they impose the Redemption Fee on all share classes of any particular Fund. Similarly, the Redemption Fee rate may differ from Fund to Fund and, within a Fund, from share class to share class.

Amounts paid pursuant to the Redemption Fee will be paid to the relevant Fund and, unless otherwise approved by the Trustees, will be allocated among the Fund’s share classes in the same manner as the Fund allocates income.

10.	EFFECTIVENESS OF PLAN

This Plan shall not take effect until it has been approved by votes of a majority of both (a) the Trustees of the Trust and (b) the Independent Trustees. The Trustees may designate a future date for effectiveness following the aforementioned approvals, and may delegate to an officer or officers the authority to designate such future date. When this Plan takes effect, it shall supersede all previous plans of the Trust adopted pursuant to Rule 18f-3 under the 1940 Act.

11.	MATERIAL MODIFICATIONS

This Plan may not be amended to modify materially its terms unless such amendment is approved in the manner provided for initial approval hereof in section 10 above.

12.	LIMITATION OF LIABILITY

The Trustees of the Trust and the shareholders of each Fund shall not be liable for any obligations of the Trust or any Fund under this Plan, and the Administrator or any other person, in asserting any rights or claims under this Plan, shall look only to the assets and property of the Trust or such Funds in settlement of such rights or claims, and not to any Trustee or shareholder.